UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 4, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Shuffle Master, Inc.

File No. 000-20820 - CF#25729

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Shuffle Master, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from one Exhibit to a Form 10-Q filed on September 8, 2010.

Based on representations by Shuffle Master, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through March 1, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig Slivka
Special Counsel